Web Wizard, Inc.

0000

CERTIFICATE NUMBER

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

000

SHARES

PAR VALUE $0.001
COMMON STOCK

THIS CERTIFIES THAT

SHAREHOLDER NAME

IS THE OWNER OF

** NUMBER OF SHARES**

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF

WEB WIZARD, INC.

TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR. WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.

SPECIMEN

DATED: *MONTH DD, YEAR*

COUNTERSIGNED AND REGISTERED:
ISLAND STOCK TRANSFER
Transfer Agent

By

Authorized Signature

100 Second Avenue South, Suite 104N, St. Petersburg, FL, 33701
727.289.0010

WEB WIZARD, INC.
Corporate Seal
NEVADA

YA TANG CHAO
President

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM (TIC) - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN (J/T) - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN (TRANS) ACT ________ Custodian ________
(UGMA) (UTMA) (Cust) (Minor)
under Uniform Gifts (Transfer) to Minors Act ________
(State)

Additional abbreviations may also be used though not in the above list.

For Value Received ________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR SOME OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

________ *Shares*
of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ________ *Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises*

Dated ________

X ________

SIGNATURE GUARANTEE
(BY BANK, BROKER, CORPORATE OFFICER)

NOTICE: THE SIGNATURE TO THIS AGREEMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER.